Mail Stop 4561

March 23, 2009

Kevin Miller
Chief Executive Officer
Mobieyes Software, Inc.
14835 East Bluff Road
Milton, GA 30004

      Re: **Mobieyes Software, Inc.**
              Registration Statement on Form S-1
              Filed February 27, 2009
              File No. 333-157565

Dear Mr. Miller:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I

General

1. We note that since inception, you have been involved primarily in the design of your business plan and that you have not built a prototype of your product. Accordingly, please revise the prospectus as necessary so that any discussion concerning your business reflects the fact that you are a development stage company and that you have not yet developed a prototype of the product you intend to market. Ensure that any claims relating to the development and operation of your proposed product and the benefit to potential customers convey

to investors that such claims are based merely on your expectations. Clarify that there is substantial risk that your expectations concerning the development, operation and performance of your proposed product will not be met. Also, please ensure that when discussing your product you refer to it as your "proposed" product or otherwise clarify its status as undeveloped.

2. We note your statement on page 8 that "Secure Window should be viewed as a high-risk investment and speculative in nature." It appears that the reference to Secure Windows was made in error. Please revise to remove any such references or advise.

Summary Information about Mobieyes Software, Inc., page 3

3. Immediately following the above section heading, please include disclosure discussing the fact that since your inception, you have only been involved in the design of your business plan, have not had any business operations and have not developed a prototype of your software. Revise the language in the summary description with respect to claims regarding what your proposed product will accomplish to clarify that these claims are aspirations and not matters of certainty. For instance, revise such statements including, but not limited to, the following to clarify that they refer to your goals and not matters of fact:

- *MES "will develop a technology platform ...";*

- *MES' initial product . . . will allow businesses to link mobile field service professionals...";*

- *"The technology will be a complete solution..."; and*

- *MES' utilities will reduce the cost of ownership...."*

4. We refer you to your disclosure on page 18 regarding your use of the proceeds from this offering. Please disclose in the summary section, consistent with your statement regarding the use of proceeds, that the funds raised through this offering will be used primarily for the development of your business and marketing plan. Clarify to what extent funds, in addition to those received from this offering, will be needed for the development of your proposed product.

5. Please include a brief discussion of your plans for the next twelve months regarding the implementation of your business and marketing plan and the development of your proposed product.

<u>Management's Discussion and Analysis or Plan of Operation, page 27</u>

<u>Liquidity and Capital Resources, page 28</u>

6. We note your disclosure on page 28 regarding your willingness to grant a security interest in the "service offering" in order to obtain additional financing. The meaning of this term is unclear. Please revise this disclosure to describe more specifically the "service offering" to be used in connection with additional financing.

7. We note your disclosure that you anticipate needing a minimum of $125,000 in additional financing in order to execute your business plan "in a meaningful way over the next year." Please describe the steps you intend to take regarding the meaningful implementation of the business and marketing plan and clarify whether this includes the development of your product should you receive such additional funds.

<u>Code of Business Conduct and Ethics, page 31</u>

8. We note your statement that you filed a copy of your code of ethics with the Commission as an exhibit to your S-1/A filing. Since you did not file a copy of your code of ethics with this registration statement, the only registration statement filed to date, please file a copy with your next amendment and revise your disclosure accordingly. Further**,** please revise this section to state**,** if true**,** that your code of ethics applies to Mr. Miller in his capacity as principal accounting officer or controller, in addition to your principal executive and financial officer.

<u>Experts, page 36</u>

9. Please include the period ending date for the financial statements covered by your auditors' report.

<u>Part II</u>

<u>Undertakings, page II-2</u>

10. Please revise this section so that it conforms to the requirements of Item 512 of Regulation S-K. Specifically, we note that the undertakings you provided are not in the exact form required by Item 512(a)(1), (2) and (3) and Item 512(h) of Regulation S-K. In addition, it appears that you have unnecessarily repeated a portion of the undertaking required by Item 512(h). Please revise to ensure that these undertakings conform to the language required by the Item.

11. Further, it does not appear that you are eligible to rely on Rule 430B. Please replace this undertaking with the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

12. Since this is a primary offering, please also include the undertaking required by Item 512(a)(6) of Regulation S-K.

Signatures

13. Please revise the signature page so that it conforms to the signature requirements of Form S-1. Note that in addition to providing a signature on behalf of the registrant, which you have provided, you are also required to include the paragraph that reads: "Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated." The paragraph should be followed by the signatures required by the instructions to the signature page. Please revise accordingly.

14. In addition, please note that the paragraph immediately following the title "Signatures" varies from the language required by Form S-1. In revising the signatures page, please ensure that you use conforming language as set forth in Form S-1.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to Ryan Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, to me at (202) 551-3457. If you require further assistance, you may contact Barbra C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney